Exhibit 99.1

Nano Dimension Acquires Global Inkjet Systems; Implements Its Vision for

Specialized 3D Printing and Additive Manufacturing
A Unique Combination of Leading Technologies with Commercial Growth Upside

Sunrise, Florida, January 5th, 2022 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM), (“Nano Dimension” or the “Company”), an industry leader in Additively Manufactured Electronics (AME)/3D-Printed Electronics (PE), and Micro Additive Manufacturing (Micro-AM) announced today the acquisition of Global Inkjet Systems Ltd. (GIS).

GIS, based in Cambridge, UK, is a leading developer and supplier of high-performance control electronics, software, and ink delivery systems. Founded in 2006, the company is well known for inventing and delivering state-of-the-art 2D and 3D printing inkjet hardware and unique operating software. GIS has more than 130 customers around the world with a focus on high-value, precision-oriented applications such as specialized direct-to-container packaging, printed electronics functional fluids, and 3D printing, which can all be controlled by the proprietary software system - Atlas.

GIS is a growing company with revenue for the 12 months ended March 31, 2021, of approximately $10 million and a gross margin of 51%. Nano Dimension paid GIS shareholders $18.1 million in cash. In addition, it will pay between $1.3 million to $10.7 million within the next 27 months, if GIS achieves certain financial performance over this period.

Technology collaborations are expected to accelerate product development

The foundation of Nano Dimension’s vision is to provide advanced, digital production technologies for Additive Manufacturing (AM) and 3D printed electronics that meet the speed and efficiency standards of Industry 4.0 fabrication demands. The combined expertise of both Nano Dimension and GIS will enable faster product development, including the technology that is at the center of next-generation systems.

“GIS’ ink delivery technology and software are essential to any ink deposition methodology within our AME and AM solutions. GIS’ research and development roadmap will help us to deliver better resolution and higher productivity in our industrial 3D printing solutions,” commented Yoav Stern, Chairman and Chief Executive Officer of Nano Dimension. “As a result of this acquisition, we will be able to improve our technology’s performance and time to market. The combined company will own and have access to innovative and yet-to-be-released printing technologies, providing value and leading-edge solutions tailored to our customers’ needs and giving us a clear competitive advantage.”

Image: Global Inkjet Systems showing Inkjet System Components in a laboratory environment

Image: Global Inkjet Systems Offers a Range of Head Interface Boards which control all standard printhead settings, waveform control, and resolution

Image: GIS Atlas software controls all aspects of the printhead function including the Direct To Shape module shown here to plan and control inkjet printing onto complex shapes

Commercial synergies will contribute to Nano Dimension’s growth

GIS will continue to develop and sell its breakthrough hardware and software globally while taking advantage of Nano Dimension’s go-to-market resources and global reach. This combination will enable GIS to more effectively penetrate fast-growing printing markets. Emerging AM market segments especially rely on GIS’ level of precision that enables advanced industrial applications. In parallel, the merger will provide Nano Dimension with exposure to new market segments and application areas.

“We are very excited to be joining a company that recognizes the excellence of our technologies, our passion for innovation and matches our customer-focused culture,” stated Nick Geddes, Founder, and CEO of GIS. “Working together, we will be pushing the envelope beyond existing printing capabilities in ways our customers will gain advantages that are unmatched yet.”

“This is a win-win for both organizations,” stated Mr. Stern. “Combining forces and resources will enable growth for the integrated company at an accelerated pace. This merger will upgrade Nano Dimension’s product line with GIS’ innovative hardware and software. In parallel, our go-to-market network will expand GIS’ commercial horizon and customer base. The combination of both companies will further leverage the customer-focused culture across the entire organization.”

Sullivan & Worcester Tel Aviv and Edwin Coe LLP (London) acted as legal counsel to Nano Dimension in connection with the acquisition.

Investor Conference Call

January 6, 2022, at 9:00 AM ET

Nano Dimension will host an investor call to update on the above acquisition, on January 6, 2022, at 9:00 a.m. ET. To attend the conference call, please dial one of the following teleconferencing numbers. Please begin by placing your call five minutes before the conference call commences. If you are unable to connect using the toll-free number, please try the international dial-in number.

U.S. Dial-in Number: +1-866-744-5399
Israel Dial-in Number : +972-3-9180692
At: 9:00 a.m. Eastern Time , 6:00 a.m. Pacific Time
Participants can register for the conference call by navigating to
https://Veidan.activetrail.biz/nanodimension-2022.

A REPLAY will be available after the end of the conference call on the Nano Dimension website.

About GIS

GIS is the leading developer and supplier of application software, drive electronics, and ink system components – supporting a wide range of industrial printers. GIS’ technology drives thousands of printheads in a single pass, XY scanning, 3D, and customized systems worldwide. Its customers integrate their products into industrial printers and use the technology as a platform for rapid product development.

See more at: https://www.globalinkjetsystems.com/

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform the electronics and similar additive manufacturing sectors through the development and delivery of environmentally friendly and economically efficient additive manufacturing, Industry 4.0 solution, while enabling a one-production-step-conversion of digital designs into functioning devices - on-demand, anytime, anywhere.

Nano Dimension plans to execute on this vision by building an eco-friendly and intelligent distributed network of additively manufacturing self-learning & self-improving systems, which are designed to deliver a superior ROI to their owners as well as to Nano Dimension shareholders and stakeholders.

The DragonFly IV® system serves cross-industry High-Performance Electronic Devices (Hi-PEDs®) fabrication needs, by depositing proprietary conductive and dielectric materials simultaneously, while concurrently integrating in-situ capacitors, antennas, coils, transformers, and electromechanical components. The outcomes are Hi-PEDs® which are integral enablers of autonomous intelligent drones, cars, satellites, smartphones, and in vivo medical devices. These products enable iterative development, IP safety, fast time-to-market, and device performance gains. With DragonFly IV®, a revolution happens at the click of a button, allowing customers to go from CAD to a functional device in a matter of hours instead of weeks; creating products with better performance; reducing the size and weight of electronic parts and devices; enabling innovation; and, critically important, protecting IP, all the while limiting environmental pollution and chemical waste.

Nano Dimension’s Fabrica 2.0 micro additive manufacturing system enables the production of microparts based on a Digital Light Processor (DLP) engine that achieves repeatable micron levels resolution. The Fabrica 2.0 is engineered with a patented array of sensors that allows a closed feedback loop, using proprietary materials to achieve very high accuracy while remaining a cost-effective mass manufacturing solution. It is used in the areas of micron-level resolution of medical devices, micro-optics, semi-conductors, micro-electronics, micro-electro-mechanical systems (MEMS), microfluidics, and life sciences instruments.

For more information, please visit www.nano-di.com.

In November 2021, Nano Dimension announced the acquisition of Essemtec AG, located in Lucerne Canton, Switzerland. Essemtec develops production equipment for electronic assembly. The company’s core business is in adaptive, highly flexible surface-mount pick-and-place equipment, materials dispenser suitable for both high-speed dispensing and microdispensing as well as an intelligent production material storage and logistics system. Read more at: https://investors.nano-di.com/press-releases/news-details/2021/Nano-Dimension-Acquires-Essemtec-AG-Surface-Mount-Pick--Place-Systems-Supplier-for-the-PCB-and-OEM-Industries/default.aspx

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses that the technology collaborations are expected to accelerate product development, the potential benefits to Nano Dimension of the acquisition of GIS, the potential benefits of GIS’ products, and their ability to enhance Nano Dimension’s products, the potential for additional payments to GIS’ shareholders, Nano Dimension’s visions, access to new market segments and application areas for Nano Dimension, and that the combination of both companies will result in cost savings and efficiencies of operations and further leverage of the customer-focused culture across the entire organization. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance, or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 11, 2021, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Yael Sandler, CFO | ir@nano-di.com

U.S. Investor Relations:

Dave Gentry

RedChip Companies Inc.

Dave@redchip.com

407-491-4498 or 1-800-RED-CHIP (733-2447)